SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

August 4, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:                     Jason Drory

                                      Jeffrey Gabor

                                      Kristin Lochhead

                                      Vanessa Robertson

Re:	Pyxis Oncology, Inc.
Draft Registration Statement on Form S-1
Submitted June 21, 2021
CIK No. 0001782223

Dear Mr. Drory:

On behalf of our client, Pyxis Oncology, Inc. (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 16, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on June 21, 2021. We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the revised Registration Statement and a marked copy to show all changes from the version confidentially submitted with the Commission on June 21, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 4, 2021

Draft Registration Statement on Form S-1 submitted June 21, 2021

Prospectus Summary

Overview, page 1

1.	Please revise this opening paragraph to clarify that your operations are preclinical.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 1 and throughout the Registration Statement in response to the Staff’s comment to reflect that the Company’s operations are preclinical.

Our Portfolio, page 2

2.

We note your product pipeline tables here and in your Business section include “Multiple mAb Programs” that are in the discovery phase. Because you have not identified a product candidate for these programs, it appears premature to include them in a product pipeline table. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and respectfully submits to the staff that while its mAb programs are in earlier stages than its other programs, it believes that they are material to its operations and warrant inclusion in the product pipeline table at this time. The Company is committed to pursuing its mAb programs that are in the discovery phase, and plans to continue to invest research efforts and funds to pursue these programs. In addition, the Company believes that including the mAb programs in the table provides investors with meaningful information about the broad scope of the Company’s current and future development plans. As such, the Company believes that its current disclosure pertaining to the mAb programs is appropriate and informs investors of its intent to focus on such programs as a key part of its development strategy.

3.

Please balance the disclosure in this section by noting, as disclosed on page 103, that “[d]espite the initial success seen by currently marketed products, licensed ADCs still have limitations that impact dosing, and are associated with significant adverse events.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 3 in response to the Staff’s comment.

4.

We note your disclosure here and throughout the draft registration statement that your preclinical models for your “next-generation” ADCs have demonstrated “immunogenic cell death,” “a validated anti-tumor effect,” “significant anti-tumor activity,” “potent in-vivo activity,” “potent anti-tumor activity,” and that your “next- generation” ADCs have potential greater therapeutic index and more potent

August 4, 2021

payloads than “conventional ADCs.” Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of granting marketing approval by the FDA or comparable agency, including comparisons to the current standard of care. In your revised disclosure, please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the preclinical models.

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement to amend claims or conclusions related to efficacy and eliminate any suggestion that our product candidates have been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of regulatory approval.

Our Team and History, page 4

5.

We note that you identify certain entities as investors in your company; however, they do not appear to be among your principal stockholders as disclosed on page 169. If material, please expand your disclosure to describe the nature of each named entity’s investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investors about any changes these entities make with respect to their investments in the company.

Response: The Company respectfully advises the Staff that it has revised the disclosure regarding its investors on pages 4 and 100 to limit the named entities to the principal stockholders disclosed on page 171.

Use of Proceeds, page 76

6.

We note your disclosure that you intend to use a portion of the net proceeds to fund the development and regulatory activities relating to your product candidates and discovery programs. Please revise your disclosure to allocate the amount of proceeds you expect to use for each of your programs and specify how far in the clinical development of your product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will revise its use of proceeds disclosure in a subsequent amendment to provide additional detail once known.

August 4, 2021

7.

We note your disclosure that a milestone payment of $9.6 million will be made to LegoChem upon the earliest to occur of certain events, including the date of pricing or offer of the first public offering of your common stock. We also note that such payments are not reflected in the Use of Proceeds section. Please revise to disclose the anticipated source of such funds or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it expects to use cash on hand to fund the milestone payment to Legochem and does not expect to use any of the net proceeds from the offering to fund such milestone payment.

Dilution, page 80

8.

Your disclosure states that historical net tangible book value excludes preferred stock which is not included within stockholders’ equity (deficit). Therefore, it appears that the historical net tangible book value should be a deficit rather than $6.3 million. Please revise the calculation or advise as to the appropriateness of your calculation.

Response: The Company respectfully advises the Staff that it has accordingly revised the calculation in the Dilution section.

Business FACT Platform, page 104

9.

We note your disclosure here that, “[r]ecent research has demonstrated that site-specific conjugation techniques enable enhanced pharmacologic properties and homogenous DAR and improved therapeutic index.” Please revise your disclosure to provide your basis for this claim and include additional disclosure on the material details of the “recent research,” including, for example only, the sponsor, type of study, and trial design.

Response: The Company respectfully advises the Staff that it has included additional disclosure on page 106 regarding the material details of the preclinical research.

Pfizer optimized sites for linker-payload conjugation through empirical research, page 105

10.

We note your statements here that one of the FACT platform’s advantages is “[v]alidated antibody-linker-payload combinations with optimized conjugation sites.” Please expand your disclosure here to provide your basis for your belief that the FACT platform is “validated” given your current, preclinical stage of development of your product candidates.

August 4, 2021

Response: The Company respectfully advises the Staff that it has modified its disclosure on page 107 to address the Staff’s comment and clarify the basis of its belief in the FACT platform’s ability to select for optimal conjugation sites.

Figure 9, page 107

11.

We note your statement on the bottom of page 105 that, “the therapeutic index of our highly stable ADCs mitigated toxicity while maximizing PK exposure in vivo.” Please revise your Figure 9 to clearly label PYX-201 ADC or otherwise revise and clarify your narrative disclosure to further explain your basis for this claim. In addition, we note other figures, such as Figure 13 and 14, where your product candidates are not clearly labeled. Please clarify your figure labels throughout your registration statement as applicable.

Response: The Company respectfully advises the Staff that it has modified such figure labels to clearly identify product candidates on pages 109, 114 and 116 and throughout the Registration Statement as applicable.

Commercialization Plan, page 127

12.

We note your disclosure here that you “retain full commercialization rights for all our product candidates, including those obtained through exclusive collaboration agreements.” However, we note your disclosure elsewhere that you do not have the rights to PYX-202 in South Korea. Please correct for this inconsistency or otherwise advise.

Response: The Company respectfully advises the Staff that it has revised this disclosure on page 129 and throughout the Registration Statement in response to the Staff’s comment.

Management Executive Officers, page 149

13.

We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. See Item 401(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised such disclosure on pages 151 through 155 of the Registration Statement in response to the Staff’s comment.

August 4, 2021

Employment Agreements, Severance and Change in Control Agreements Robert Crane, page 161

14.

We note your disclosure that Mr. Crane is entitled to an option upon the closing of an equity offering, non-dilutive collaboration transaction, convertible debt or debt offering resulting in gross proceeds to the Company of at least $20 million and/or a change of control of the Company. Please clarify your disclosure to state whether or not Mr. Crane is entitled to an option to purchase shares in connection with your proposed initial public offering.

Response: The Company respectfully advises the Staff that it has revised this disclosure on page 163 to reflect that Mr. Crane is entitled to an option to purchase shares in connection with our proposed initial public offering.

15.

Please file the joint venture agreement with Alloy Therapeutics, Inc. as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it will file the joint venture agreement with Alloy Therapeutics, Inc. as an exhibit to the registration statement in a subsequent amendment.

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (410) 559-2881 or at arubin@sidley.com, or Frank Rahmani at (650) 565-7050 or at frahmani@sidley.com or Istvan Hajdu at (212) 839-5651 or ihajdu@sidley.com.

Sincerely,

/s/ Asher M. Rubin
Asher M. Rubin, Esq.

cc:	Lara Sullivan, Pyxis Oncology, Inc.
Frank Rahmani, Sidley Austin LLP
Istvan Hajdu, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP